# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evoke Pharma Inc, CIK 0001403708
CUSIP: 30049G302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 420 STEVENS AVENUE, SUITE 230, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0001651175
Persons authorized to receive notices and communications: Roger M. Klein, c/o Choate Hall & Stewart LLP, Two International Place, Boston, Massachusetts (MA), 02110, 617-248-4000

## Reporting persons
- Klein Roger M. (CIK 0001651175): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 163,000; shared voting power 0; sole dispositive power 163,000; shared dispositive power 0; aggregate amount beneficially owned 163,000 (10.5% of the class)
  Comment: Note to Rows 7 and 9: This amount includes 129,000 shares owned of record by the Charitable Trust (as defined herein) and 34,000 shares held by Mr. Klein through his individual retirement account.
  
  Note to Row 13: Based upon 1,558,465 shares outstanding as of August 1, 2025 (according to the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 14, 2025).
- Krieger Charitable Trust: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 129,000; sole dispositive power 0; shared dispositive power 129,000; aggregate amount beneficially owned 129,000 (8.3% of the class)
  Comment: Note to Rows 8 and 10: Mr. Klein, as the sole trustee of the Charitable Trust, has sole dispositive and voting power over the shares owned by the Charitable Trust.
  
  Note to Row 13: Based upon 1,558,465 shares outstanding as of August 1, 2025 (according to the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 14, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Evoke Pharma Inc
Address of issuer's principal executive offices: 420 STEVENS AVENUE, SUITE 230, SOLANA BEACH, California (CA), 92075

## Item 2. Identity and Background
Name of person filing: Roger M. Klein
Residence or business address:
c/o Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
Present principal occupation or employment: Business affairs.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer were acquired using cash on hand of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 4, 2025, Mr. Klein acquired, or in his capacity as trustee caused the Krieger Charitable Trust (the "Charitable Trust") to acquire, all 163,000 shares of Common Stock of the Issuer currently owned by the Reporting Persons (the "Klein Shares"). This acquisition came after the Issuer announced in a Current Report on Form 8-K (the "Merger 8-K") filed with the U.S. Securities and Exchange Commission on November 4, 2025, that on November 3, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger") with QOL Medical, LLC, a Delaware limited liability company ("Parent"), and certain of its affiliates (together with Parent, "QOL"), pursuant to which QOL will commence a tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock for $11.00 in cash per share, subject to any applicable withholding taxes and without interest thereon (the "Offer Price").

Mr. Klein is not affiliated with QOL, did not have any access to insider or non-public information, and acquired, or caused to be acquired, the Klein Shares pursuant to his personal investment strategy and the Charitable Trust's investment strategy. The Reporting Persons do not seek to take an active role in the Merger, have no present activist intent with respect to the Merger and did not intend to acquire a notable block of the Issuer's outstanding Common Stock. Mr. Klein intends to sell (or cause to be sold) a small number of the Klein Shares, on November 6, 2025 to reduce his beneficial ownership of the Issuer below 10%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 1,558,465 shares outstanding as of August 1, 2025 (according to the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 14, 2025).

As of the close of business on November 4, 2025, the Reporting Persons beneficially owned approximately 10.5% of the outstanding Common Stock of the Issuer, totaling 163,000 shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Rows 7, 8, 9 and 10 of the cover pages, which are herein incorporated by reference.

The Charitable Trust is an irrevocable trust governed under the laws of the State of New Jersey, the sole beneficiaries of which are charitable, religious, scientific, literary or education organizations that qualify as tax exempt under the U.S. Internal Revenue Code. The Charitable Trust's principal business is to manage its investments in furtherance of its philanthropic endeavors and to engage in charitable grantmaking. Mr. Klein is the sole trustee of the Charitable Trust and has sole dispositive and voting power over the assets of the Charitable Trust, including shares of the Issuer owned by the Charitable Trust.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days. All of the transactions were effected on the Nasdaq Stock Market in ordinary brokers' transactions. On November 4, 2025, Mr. Klein, through his investment retirement account, purchased 34,000 shares of the Issuer in multiple transactions with a weighted average price ("VWAP") of $10.754 per share. On November 4, 2025, Mr. Klein caused the Charitable Trust to purchase 129,000 shares of the Issuer with a VWAP of $10.748 per share.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Klein is the sole trustee of the Charitable Trust and has sole dispositive and voting power over the shares owned by the Charitable Trust.

## Signatures
- Klein Roger M.: /s/ Roger M. Klein, Roger M. Klein (11/12/2025)
- Krieger Charitable Trust: /s/ Roger M. Klein, Roger M. Klein, Trustee (11/12/2025)